Pricing Sheet No. 2011-MTNDG0098 dated September 19, 2011 relating to
Preliminary Pricing Supplement No. 2011-MTNDG0098 dated September 8, 2011 and
Offering Summary No. 2011-MTNDG0098 dated September 8, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due September 24, 2026
PRICING TERMS – SEPTEMBER 19, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$13,395,000.00
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Underwriting fee and issue price” below)
Pricing date:	September 19, 2011
Original issue date:	September 22, 2011
Maturity date:	September 24, 2026
Contingent quarterly coupon:
7.25% per annum, multiplied by the number of accrual days and divided by the number of elapsed days during the related accrual period, as explained below, paid quarterly on each interest payment date.
As a result, interest will only accrue for each accrual day during the related accrual period. An accrual day is an index business day on which the closing value of the underlying index is greater than the barrier level.  If the closing value of the underlying index is less than or equal to the barrier level on any elapsed day during a particular accrual period, you will not receive the full contingent coupon rate of 7.25% per annum for that accrual period.  Additionally, it is possible that the closing value of the underlying index could be less than or equal to the barrier level for extended periods of time such that you could receive no interest payment for one or more accrual periods, or at all during the term of the notes.

Interest payment dates:
The third business day after each valuation date.  The amount paid on each interest payment date will depend on the number of accrual days during the related accrual period. There will be no interest payment made on any interest payment date if there are no accrual days during the related accrual period.

Valuation dates:	Each 19th of March, June, September and December, beginning December 19, 2011, subject to postponement for non-index business days.
Accrual period:
The period beginning on and excluding the pricing date to but including the first valuation date, and each successive period from and excluding a valuation date to and including the next valuation date.

Barrier level:	900
Elapsed day:	An index business day during the relevant accrual period.
Accrual day:	An elapsed day on which the closing value of the underlying index is greater than the barrier level.
Day-count convention:
The interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum contingent quarterly coupon applicable to that quarterly accrual period divided by 4.

Redemption:
Beginning on September 24, 2013, we will have the right to redeem all of the notes on any interest payment date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest, if any.  If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Payment at maturity:	At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any.
CUSIP:	1730T0NV7
ISIN:	US1730T0NV79
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per note	$1,000.00	$35.00	$965.00
Total	$13,395,000.00	$468,825.00	$12,926,175.00
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $35.00 for each $1,000 note sold in this offering.   Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $35.00 for each $1,000 note they sell, while selected dealers not affiliated with Citigroup Global Markets Inc. will receive a variable selling concession of up to $35.00 for each $1,000 note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the related offering summary for more information.

You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed  via the hyperlinks below.

Offering Summary filed on September 8, 2011:
http://sec.gov/Archives/edgar/data/1318281/000095010311003744/dp26174_fwp-0098.htm

Preliminary Pricing Supplement filed on September 8, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311003740/dp26173_424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

 “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the notes.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.